Filed by Jaguar Animal Health, Inc.
Commission File No. 001-36714
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Napo Pharmaceuticals, Inc.

General Overview February 2017

This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, including statements regarding Jaguar’s intention to merge with Napo, the estimated potential annual sales market for Mytesi™, the 2017 net sales forecast for Mytesi™, the combined company’s ability to benefit from economies of scale, access efficiencies, and enhance potential value creation, the expectation that definitive merger agreement will be entered into and the merger conditions to closing will be satisfied, the anticipated timing of the commercial launches of Canalevia, Equilevia, and the second-generation formulation of Neonorm Calf, and the timing of expanding the indication for Canalevia to acute diarrhea and the timing of data from planned proof of concept, field and other studies are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “aim,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this presentation are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this presentation and are subject to a number of risks, uncertainties and assumptions, some of which cannot be predicted or quantified and some of which are beyond our control. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in a dynamic industry and economy. New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties that we may face. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise. 1 Forward-Looking Statements This presentation may be deemed solicitation material regarding the intended merger between Jaguar and Napo. Jaguar currently intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy solicitation. Jaguar also plans to file other relevant materials with the SEC. Stockholders of Jaguar and Napo are urged to read the proxy solicitation/prospectus contained in the Registration Statement when it becomes available and any other relevant materials filed with the SEC because these materials will contain important information about the intended merger. Once available, these materials will be made available to the stockholders of Jaguar and Napo at no expense to them. The Registration Statement, proxy statement/prospectus and other relevant materials, including any documents incorporated by reference therein, once available, may be obtained free of charge at the SEC’s website at www.sec.gov or from Jaguar at www.jaguaranimalhealth.com or by emailing grussell@kcsa.com. Jaguar and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the intended merger. Information about the executive officers and directors of Jaguar is set forth in Jaguar’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 as filed with the SEC on February 15, 2017 and Definitive Proxy Statement for the 2016 Annual Meeting of Stockholders of Jaguar filed with the SEC on April 29, 2016. 2 Important Additional Information Will be Filed With the SEC

3 Jaguar Animal Health and Napo Pharmaceuticals Have Entered a Binding Agreement of Terms to Merge Human Health Animal Health FDA Approved Product: Mytesi™ (crofelemer) Mytesi™ (crofelemer 125mg delayed-release tablets) is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy (ART). Essentially Unencumbered Worldwide Rights Multiple Blockbuster Follow-on Indications Canalevia™ Equilevia™ Neonorm™ Selected Geographical Partnerships Napo: wholly-owned subsidiary of Jaguar Market cap of merged company: 4 times Jaguar Animal Health (JAGX)

GI Product Development Strategy Approved for use in humans Mytesi™ 1 (crofelemer) Intellectual property applies globally to all products across species 4 1Mytesi (formerly known as Fulyzaq) was approved by the FDA in 2012 for the symptomatic relief of noninfectious diarrhea in adults with HIV/AIDS on antiretroviral therapy. Mytesi is a trademark of Napo Pharmaceuticals. Neonorm™ (non-prescription) Canalevia™ (Rx) Equilevia™ (Rx)

Napo Launched Mytesi™ October 2016 and Estimates Potential U.S. Market to be Approximately $100 Million in Gross Annual Sales 1Orange Book, www.accessdata.fda.gov/scripts/cder/ob/, accessed October 2016 Napo anticipates deploying direct sales effort in Q2 2017 with 8 field sales representatives and telesales to promote Mytesi™ to top ART-prescribing doctors in U.S. Napo forecasts Mytesi™ will generate approximately $7 million in net sales in 2017, with the greatest impact on prescription growth coincident with deployment of sales force and sampling program Media Outlets that Covered the Launch 5

Total Specialty Market Opportunity of ~$100 Million

- Initiation on a new ART still causes diarrhea 15% of the time
- >50% of the U.S. HIV population is aging, and living with the virus in their gut for 10+ years, causing chronic diarrhea
- Commercial manufacturing in place with brand new facility
- **We believe the only difference between current Mytesi™ prescribers and non-prescribers is awareness. If the ~2,000 high prescribing HIV specialists prescribe at the same rate as known prescribers, market opportunity of >~$100M in sales could be achieved.**


NDC 70564-802-60
Mytesi
(crofelemer)
delayed-release tablets
125 mg

IMPORTANT SAFETY INFORMATION
Mytesi™ (crofelemer 125mg delayed-release tablets) is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy (ART). Mytesi™ is not indicated for the treatment of infectious diarrhea. Rule out infectious etiologies of diarrhea before starting Mytesi™. If infectious etiologies are not considered, there is a risk that patients with infectious etiologies will not receive the appropriate therapy and their disease may worsen. In clinical studies, the most common adverse reactions occurring at a rate greater than placebo were upper respiratory tract infection (5.7%), bronchitis (3.9%), cough (3.5%), flatulence (3.1%), and increased bilirubin (3.1%).
Please see complete Prescribing Information available at Mytesi.com

5

Investment Highlights Mytesi forecasted net sales of $7.0 mm, 2017 Ability to track performance Forward integration to prescription revenue generating company Important manufacturing economies of scale Efficiencies of shared skillset Weaving of R&D and commercial common assets Synergies of merger Multiple human indications supported by Phase 2 data Priority review voucher opportunity Horizontal leverage of highly conserved mechanism of action to all mammals Enhanced landscape of broad product pipeline Non-dilutive funding opportunities Geographical deals targeted for Mytesi Elanco terms precedent, Jaguar Global unencumbered product rights Already FDA approved commercial manufacturing facility for crofelemer Highly conserved MoA Efficacy in humans, dairy calves, dogs, pigs, horses Safety to support approved chronic administration Risk-mitigated product development 6 Original discoverer and developer of successful FDA approved first in class anti-secretory agent, crofelemer Combined company 4 times market capitalization Palpable enthusiasm and mission of team 7

Multiple Targeted Follow-on Indications Backed by Strong Phase 2 Evidence Brings Mytesi™ to Blockbuster Potential Existing approval accelerates paths to market LA Tampa CID Two IITs funded by Genentech, Roche & Puma SPA agreement Phase 2/3 adaptive 2018-2019 sNDA filing 2H 2019 Approved HIV-D US (4 emerging countries) IBS sNDA 2021 Two significant Phase 2’s completed Phase I Phase 3 2018-2019 Phase 3 2019-2020 LA Tampa Tampa *Most recent priority review voucher sold for $350M (sold to AbbVie) 8 Institutional Diarrhea Phase I Phase 2a & Phase 2b 2018-2019 Phase 3 2019 sNDA Early 2021 Secretory Diarrhea Phase I Multiple Phase 2’s Completed SPA Phase 3 2018-2019 sNDA 2020 Orphan Drug (Channelopathies) Phase I Proof-of-Concept 2017 Pivotal trial 2018 Priority Review Voucher*. sNDA 2020 Pediatric GWD Phase I Phase 2a 2018 Dose & formulation selection Phase 2-3 2019-2021 sNDA 2022 Cholera/GWD CMC development for SB-300 & Pre-clinical Phase 1 2018 Phase 2/3 2019 Priority Review Voucher*. NDA 2020

Diarrhea is the most common adverse event reported IV chemotherapy agents (especially for colorectal and gastric cancers) Newer oral agents, especially epidermal growth factor receptor (EGFR) tyrosine kinase inhibitors (TKI’s) and EGFR monoclonal antibodies (for breast, lung, and other malignancies) Chronic maintenance therapy “All-grade” diarrhea rates are 50-80% with some combination treatments, with 10-30% grade 3-4. Given frequency and severity of CID, secretory-type diarrhea and Mytesi™ mechanism of action, and inadequate current therapies, Mytesi™ will be studied in various disease states and regimens Source: Wadler S, Treatment Guidelines for CID. Gastroenterology and Endoscopy News, April 2004 National Cancer Institute Criteria for Grading Severity of Diarrhea Grade 1 Grade 2 Grade 3 Grade 4 Patients without a colostomy Increase of <4 stools per day over pretreatment Increase of 4 to 6 stools per day or nocturnal stools Increase of >7 stools per day or incontinence; need for parenteral support for hydration Physiologic consequences requiring intensive care; hemodynamic collapse Mytesi™ Future: Chemotherapy-induced Diarrhea (CID) A Common Problem With A Relevant Mechanism For Crofelemer 9

HALT-D: DiarrHeA Prevention and ProphyLaxis with Crofelemer in HER2 Positive Breast Cancer Patients Receiving Trastuzumab, Pertuzumab, and Docetaxel or Paclitaxel with or without Carboplatin Crofelemer as salvage anti-diarrheal therapy with investigational breast cancer agent, neratinib TITLE: An open label study to characterize the incidence and severity of diarrhea in patients with early stage HER2+ breast cancer treated with adjuvant trastuzumab and neratinib followed by neratinib monotherapy, and intensive anti-diarrhea prophylaxis. Primary objective: To characterize the incidence and severity of diarrhea in patients with early stage breast cancer receiving adjuvant trastuzumab and neratinib followed by 1 year of neratinib monotherapy in the setting of prophylactic anti-diarrheal management. Secondary objectives: 1. To evaluate the activity of crofelemer as a rescue anti-diarrheal medication. 2. To assess neratinib adherence, holds, delays, and early discontinuation throughout the course of study therapy. which includes patients receiving neratinib for >1 year. 3. To assess overall toxicity including constipation and cardiac toxicity with concomitant neratinib and trastuzumab. Two Ongoing Investigator Initiated Studies in CID Primary objective: To characterize the incidence and severity of diarrhea in patients receiving investigational therapy in the setting of prophylactic anti-diarrheal management. 10

C. difficile, Norovirus, Orphan Drug, Cholera PRV, Hospitalized/Institutional Diarrhea, Ulcerative Colitis & Short Bowel Syndrome Offer Additional Upside Potential Mytesi™ Future: Blockbuster Opportunity Expanded manufacturing will lower cost of goods 11 HIV-D (diarrhea in HIV/AIDS patients on antiretrovirals) IBS-D (Irritable Bowel Syndrome – diarrhea predominant) Peds-D (Diarrhea in pediatric patients) CID (chemotherapy-induced diarrhea)

Napo Seeking Geographical Partners Middle East South Korea 12

Combination Results in Tremendous Synergies Centralized management Manufacturing economies of scale “Weaving” synergies of R&D Common messaging in commercialization 13

Common Pathway and MOA in Mammals Canalevia and Neonorm are distinct products that act at the same last step in a physiological pathway generally present in mammals, regardless of cause Acts locally in the gut and is minimally absorbed systemically P P Intestinal Lumen Intestinal Epithelial Cell Cl- CFTR Channel CaCC Channel Cl- H20 H20 H20 H20 H20 Cl- Cl- Cl- Cl- Cl- Cl- Intestinal Lumen Intestinal Epithelial Cell Cl- CFTR Channel CaCC Channel Cl- H20 H20 H20 H20 H20 H20 H20 H20 H20 Bacterium Viruses Drugs/ Chemo Toxins/ Other cAMP cGMP Ca2+ Intestinal Epithelial Cell Intestinal Lumen Product Product 14

LA Acute Diarrhea in Dogs Target animal Safety NADA 2017 Field study CID (MUMS) Target Animal Safety Conditional NADA 2017 Reasonable Expectation of Efficacy MUMS Designation Diarrhea Associated with Acute Equine Colitis Investigate MUMS Potential Target Animal Safety Reasonable Expectation of Efficacy Conditional NADA Chronic Diarrhea in Dogs Target Animal Safety NADA Field study Dosing Study Canalevia Specific Formulations of Crofelemer Combined Company has Vast Pipeline of Enhanced Opportunities Neonorm 15 Acute Diarrhea Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Herpes Virus Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Obesity-related Metabolic Dysfunction Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Acute Metabolic Syndrome Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Type II Diabetes Proof-of-Concept Study FDA Meeting, Concurrence Field Study Design Field Study NADA Exercise Induced Diarrhea - Working Dogs (MUMS) MUMS Designation Target Animal Safety Reasonable Expectation of Efficacy Conditional NADA EGUS (SB-300) Dose Selection & Endpoint methodology FDA meeting, concurrence Field Study design Field Study 2018-2019 NADA 2H 2019

MUMS Strategy: Canalevia: Chemotherapy-Induced Diarrhea (CID) in Dogs Received MUMS designation MUMS designation is similar to ‘‘orphan drug’’ status Termed “conditional approval” based on “reasonable expectation of efficacy” Populations under 70,000 dogs Completed pilot safety study in CID: 25% of dogs entered study with unformed feces and resolved Targeted NADA: End of 2017 Potential additional MUMS populations Working sled dogs 16

Food and companionship enriching life. At Elanco, we provide those who raise and care for animals with solutions that empower them to advance a vision of food and companionship enriching life. Elanco US Inc. is a division of Eli Lilly and Company. Jaguar received upfront payment and will receive additional payments upon achievement of certain development, regulatory and sales milestones in an aggregate amount of up to $61M payable throughout the agreement term. Canalevia™ expenses have been paid retroactively by Elanco dating back to October 2016 Jaguar retains MUMS indications and reimbursed to promote in U.S. Elanco offers broad distribution: 350 field reps, account managers and tech service vets call on U.S. vet clinics Royalties, commercial milestones, manufacturing work-up 17 Jaguar and Elanco Enter Global Collaboration for Development, Co-Promotion of Canalevia™

Canalevia: Pathway to Commercialization Expand label indication for Canalevia to acute and chronic diarrhea Complete POC study; Development Meeting with FDA, 2015 Conduct pivotal efficacy field trial, 2016 Commercial launch for MUMS expected, 2017 Commercial launch for Acute Diarrhea with partner, expected, early 2018 Develop second-generation “chew” for ease of chronic administration 18

Equine Athlete Ulcer Opportunity: Equilevia™ ~4 million high performance horses in US ~7 million worldwide 87% of high performance horses have gastric ulcers* (squamous and glandular) Glandular ulceration shown in 47-65% of Thoroughbred racehorses^ No marketed FDA-approved treatments effective for glandular ulcers Chronic treatment cost omeprazole: ~$50/day Positive top-line EGUS POC data *Pellegrini, Franklin L. Results of a large-scale necroscopic study of equine colonic ulcers. J Equine Vet Sci 2005; v. 25, no. 3; 113–117. ^Sykes, B.W.; Hewetson, M.; Hepburn, R.J.; Luthersson, N.; Tamzali, Y. European College of Equine Internal Medicine Consensus Statement—Equine Gastric Ulcer Syndrome in Adult Horses. J Equine Vet Internal Medicine, 2015; v. 29, Issue 5; 1288–1299. 19

Equilevia™ Proof-of-Concept Study for Equine Ulcers

Distinguishing Feature: **No Withdrawal Requirement Prior to Racing; Standard Drug Testing Did Not Detect Any Commonly Disallowed Substances ; no pH change**

Study Objective:

Evaluate the safety and effectiveness of Equilevia™ for treatment of equine gastrointestinal ulcers

Conclusions:

Glandular Ulcers

Resolution and improvement vs. placebo at Day 14, with a p-value of 0.0286



GLANDULAR: DAY 14

% of Horses with Improvement (1 Grade Decrease)


100.0
80.0
60.0
40.0
20.0
0.0
Placebo
2.5BID
10QID

GLANDULAR: DAY 35

% of Horses with No Resolution (p-value of 0.03)


100.0
80.0
60.0
40.0
20.0
0.0
Placebo
2.5BID
10QID

30 racehorses were randomized to one of three groups (10 horses per group). Horses in the TRT5 group received 5 grams of Equilevia™ divided into 2 doses per day; and those in the TRT40 group received 40 grams of Equilevia™ divided into 4 doses per day.

Published studies[1,2] with omeprazole demonstrate that between 14% and 34% of horses diagnosed with EGUS are observed with resolution or improvement of glandular ulcers when used at the manufacturer's recommended treatment duration of 28 days

[1]Sykes BW, Sykes KM, Hallowell GD. *A comparison of three doses of omeprazole in the treatment of equine gastric ulcer syndrome: A blinded, randomised, dose-response clinical trial.* Equine Vet J. 2015;47(3):285-290.
[2]Sykes BW, Sykes KM, Hallowell GD. *A comparison of two doses of omeprazole in the treatment of equine gastric ulcer syndrome: a blinded, randomised, clinical trial.* Equine Vet J. 2014;46(4):416-421.

19

21 Drug testing in horses that received Equilevia™ did not detect any substances commonly disallowed in horse racing—enabling continued therapy Equilevia™ acts locally in the gut with minimal systemic absorption Study findings suggest that feed does not interfere with local availability of Equilevia™ Equilevia™ did not alter gastric pH Some research suggests that maintaining normal gastric pH is essential for: Digestion Gut immunity First line defense against pathogens Absorption of vitamins and minerals Additional Advantages: Equilevia™ Proof-of-Concept Study for Equine Ulcers

Horses on treatment with Equilevia™ had higher average winnings as a percent of purse in races during the study treatment period compared with the period in which they raced prior to the study. Horses on placebo or on the positive control (Merial’s GASTROGARD® product) had a reduction in their average winnings. Horses on treatment with Equilevia™ had higher average total dollar winnings. Horses on placebo had a reduction in total earnings, while horses on GASTROGARD® had essentially no change in earnings. When analyzing data according to whether or not a horse finished a race in the top 3 or in the top 5, there was also an improvement seen for horses treated with Equilevia™. Horses treated with placebo had a reduction in frequency of finishing in the top 3 or in the top 5. Racing Data Summary: Equilevia™ Dose Determination Study for Equine Ulcers Study completed; top-line results Q1 2017 No statistically significant comparisons were generated for the aforementioned exploratory analyses. Upcoming goal: Plan pivotal field trial development activities Targeted NADA: 2018 22

R&D/GI Expertise First-in-class products Pivotal Trial: Canalevia-Dogs- Acute Diarrhea LAUNCH: Neonorm Calf LAUNCH:* Canalevia – CID in Dogs INITIATE DEVELOPMENT: Acute Diarrhea Cats Rx Value-Adding Events Rx Launch: dogs, horses, cats Non-Rx Launch: calves, horses 2015 2017 2016 *Contingent upon FDA approval POC Data, Ulcers in Horses LAUNCH: Biogenesis Bagó Neonorm Calf Safety Data, Diarrhea Associated with Acute Colitis in Horses Pivotal Trial: Gastric Ulcers in Equine Athletes LAUNCH: Prophylaxis Neonorm INITIATE DEVELOPMENT: Herpes Virus Cats 2018 LAUNCH: Neonorm Foal with Henry Schein Signed Exclusive Croton lechleri Distribution Agreement for Pigs & Dairy Cattle in China CONTINUED DEVELOPMENT: Diarrhea Associated with Acute Colitis in Horses Enter Additional Partnerships Jaguar Commercialization Horizon 23 LAUNCH:* Acute Diarrhea Canalevia

Pivotal Trial: Canalevia-Dogs- Acute Diarrhea LAUNCH: Neonorm Calf LAUNCH:* Canalevia – CID in Dogs LAUNCH:* Acute Diarrhea Canalevia INITIATE DEVELOPMENT: Acute Diarrhea Cats Rx Value-Adding Events Rx Launch: dogs, horses, cats Non-Rx Launch: calves, horses Napo Rx Launch or Value-Adding Event 2015 2017 2016 POC Data, Ulcers in Horses LAUNCH: Biogenesis Bagó Neonorm Calf Safety Data, Diarrhea Associated with Acute Colitis in Horses Pivotal Trial: Gastric Ulcers in Equine Athletes LAUNCH: Prophylaxis Neonorm INITIATE DEVELOPMENT: Herpes Virus Cats 2018 LAUNCH: Neonorm Foal with Henry Schein Signed Exclusive Croton lechleri Distribution Agreement for Pigs & Dairy Cattle in China CONTINUED DEVELOPMENT: Diarrhea Associated with Acute Colitis in Horses Enter Additional Partnerships LAUNCH: Mytesi Mytesi Indication Expansion* Mytesi Geographical Partnerships *Contingent upon FDA approval 24 R&D/GI Expertise First-in-class products Jaguar Commercialization Horizon Orphan Drug (Channelopathies) Pivotal Trial Mytesi Global Partnership

Management Team of Combined Company Lisa Conte Founder & CEO 25+ years of industry experience Obtained first anti-secretory human product FDA approval Karen Wright Chief Financial Officer & Treasurer 30+ years of financial experience with biotech companies Former Head of Finance for Clene Nanomedicine Steven King, PhD EVP, Ethnobotany & Supply 22+ years experience surrounding supply of crofelemer Previously with Napo Dr. Roger Waltzman Chief Scientific Officer Human medical oncologist and experienced drug-development executive Former Head of Development for anti-malarials at Novartis Katie MacFarlane, PharmD Co-EVP, Commercial Operations (Incentive-based contractor) 25+ years of pharmaceutical industry experience at Hoffmann-LaRoche, Parke-Davis, Pfizer, Warner Chilcott & Agile Therapeutics Brian Zorn, PharmD Co-EVP, Commercial Operations (Incentive-based contractor) 23 years experience in pharmaceutical marketing, advertising, and sales Held marketing responsibility for numerous pharma brands. David Upchurch VP & Clinical Veterinarian Former Sr. Director, Chemical Manufacturing at Gilead Sciences Michael Guy, DVM, MS, PhD VP, Supply Chain Management 20+ years of pharmaceutical R&D experience Former Director of Morris Animal Foundation’s Canine Lifetime Health Project David Sesin, PhD Chief Manufacturing Officer Pharmaceutical scientist with extensive experience ranging from early drug discovery through final product manufacturing Wayne Pearl Head of Quality President of Bio-Ops Consulting, Inc. 30 years with Amgen in manufacturing and operations Dan Tietz HIV Community Advisor Advocate/attorney/RN with extensive experience leading advocacy, research, and education organizations 26

James Bochnowski Chairman Founder of Delphi Ventures, one of the first VC firms to focus exclusively on investing in life sciences companies Co-founded Technology Venture Investors Lisa Conte Founder, CEO & President 25+ years of industry experience Obtained first anti-secretory human product FDA approval Jiahao Qiu Director Principal of BioVeda China Fund, a life science investment firm Extensive experience evaluating, managing & investing in life science companies Zhi Yang Director Chairman, Managing Partner and Founder of BioVeda China Fund Advisor to the China Health and Medical Development Foundation, under China’s Ministry of Health Folkert Kamphuis Director Former Global Head of Strategic Planning at Novartis Animal Health 20+ years in executive roles at Pfizer Animal Health/Pharmacia and Merial John Micek III Director Managing partner of Verdant Ventures Former Managing Director of Silicon Prairie Partners, LP Dr. Ari Azhir Director Founder and CEO of two companies focused on central nervous system (CNS) therapeutics Successfully commercialized 20+ healthcare products 27 Board of Directors of Combined Company

The team that discovered and developed crofelemer Enthusiasm: Anyone familiar with Malcom Gladwell’s book, Outlier, is familiar with the 10,000-hour rule to excel; our team at this combined company breaks through that barrier with 40,000 hours—20 plus years—to change the standard of care for gastrointestinal disease. We got it!

In adult HIV patients on ART with non-infectious diarrhea Mytesi™ (crofelemer) provides symptomatic relief of diarrhea so it no longer controls your day. • The only anti-diarrheal studied in and FDA-approved for relief of diarrhea in HIV+ patients • Treats diarrhea differently by normalizing the flow of water in the GI tract • Minimally absorbed, with plasma concentrations below the level of detection • No clinically relevant drug-drug interactions • No effect on viral load or CD4 counts • In clinical trials, adverse events with Mytesi were comparable to or lower than with placebo Indication MYTESI™ is an antidiarrheal indicated for the symptomatic relief of noninfectious diarrhea in adult patients with HIV/AIDS on antiretroviral therapy. Important Safety Information about MYTESI MYTESI™ is not indicated for the treatment of infectious diarrhea. Rule out infectious etiologies of diarrhea before starting MYTESI. If infectious etiologies are not considered, there is a risk that patients with infectious etiologies will not receive the appropriate therapy and their disease may worsen. In clinical studies, the most common adverse reactions occurring at a rate greater than placebo were upper respiratory tract infection (5.7%), bronchitis (3.9%), cough (3.5%), flatulence (3.1%), and increased bilirubin (3.1%). Please see complete Prescribing Information available at booth and at MYTESI.com. References: 1. MYTESI [package insert]. Napo Pharmaceuticals, Inc., San Francisco, CA 94105. 2. Data on File. Napo Pharmaceuticals, Inc. NP-390-1 Relief, Pure and Simple

Equilevia™: Jaguar Drug Product Candidate in Development for Equine Gastric Ulcer Syndrome (EGUS) Equilevia™ (formerly referred to as SB-300), is Jaguar’s drug product candidate for treatment of Equine Gastric Ulcer Syndrome (EGUS). Equilevia™ is a pharmaceutical formulation of a standardized botanical extract isolated and purified from the Croton lechleri tree, which is sustainably harvested.  There are ~4 million high performance horses in US and ~7 million worldwide  87% of high performance horses have gastric ulcers* (squamous and glandular)  Glandular ulceration shown in 47-65% of Thoroughbred racehorses^  No marketed FDA-approved treatments effective for glandular ulcers  Chronic treatment cost omeprazole: ~$50/day  Positive top-line EGUS POC data Upcoming Goal: Field Study 2018-2019 NADA: 2H 2019 Equilevia™ Dose Determination Study Study Completed; Top-line Results Q1 2017 Racing Data Summary: for Equine Ulcers  Horses on treatment with Equilevia™ had higher average winnings as a percent of purse in races during the study treatment period compared with the period in which they raced prior to the study.  Horses on placebo or on the positive control (Merial’s GASTROGARD® product) had a reduction in their average winnings.  Horses on treatment with Equilevia™ had higher average total dollar winnings.  Horses on placebo had a reduction in total earnings, while horses on GASTROGARD® had essentially no change in earnings.  When analyzing data according to whether or not a horse finished a race in the top 3 or in the top 5, there was also an improvement seen for horses treated with Equilevia™.  Horses treated with placebo had a reduction in frequency of finishing in the top 3 or in the top 5. *Pellegrini, Franklin L. Results of a large-scale necroscopic study of equine colonic ulcers. J Equine Vet Sci 2005; v. 25, no. 3; 113–117. ^Sykes, B.W.; Hewetson, M.; Hepburn, R.J.; Luthersson, N.; Tamzali, Y. European College of Equine Internal Medicine Consensus Statement—Equine Gastric Ulcer Syndrome in Adult Horses. J Equine Vet Internal Medicine, 2015; v. 29, Issue 5; 1288–1299. No statistically significant comparisons were generated for the aforementioned exploratory analyses.

Equilevia™ Proof-of-Concept Study for Equine Ulcers

Study Objective:

Evaluate the safety and effectiveness of Equilevia™ for treatment of equine gastrointestinal ulcers

Conclusions:

Glandular Ulcers

Resolution and improvement vs. placebo at Day 14, with a p-value of 0.0286

GLANDULAR: DAY 14
% of Horses with Improvement
(1 Grade Decrease)


100.0
80.0
60.0
40.0
20.0
0.0
Placebo
2.5BID
10QID

GLANDULAR: DAY 35
% of Horses with No Resolution
(p-value of 0.03)


100.0
80.0
60.0
40.0
20.0
0.0
Placebo
2.5BID
10QID

30 racehorses were randomized to one of three groups (10 horses per group). Horses in the TRT5 group received 5 grams of Equilevia™ divided into 2 doses per day; and those in the TRT40 group received 40 grams of Equilevia ™ divided into 4 doses per day.

Published studies[1,2] with omeprazole demonstrate that between 14% and 34% of horses diagnosed with EGUS are observed with resolution or improvement of glandular ulcers when used at the manufacturer's recommended treatment duration of 28 days

Additional Advantages:

- Drug testing in horses that received Equilevia™ did not detect any substances commonly disallowed in horse racing—enabling continued therapy
- Equilevia™ acts locally in the gut with minimal systemic absorption
- Study findings suggest that feed does not interfere with local availability of Equilevia™
- Equilevia™ did not alter gastric pH
- Some research suggests that maintaining normal gastric pH is essential for:
  - Digestion
  - Gut immunity
  - First line defense against pathogens
  - Absorption of vitamins and minerals

[1]Sykes BW, Sykes KM, Hallowell GD. *A comparison of three doses of omeprazole in the treatment of equine gastric ulcer syndrome: A blinded, randomised, dose-response clinical trial*. Equine Vet J. 2015;47(3):285-290.
[2]Sykes BW, Sykes KM, Hallowell GD. *A comparison of two doses of omeprazole in the treatment of equine gastric ulcer syndrome: a blinded, randomised, clinical trial*. Equine Vet J. 2014;46(4):416-421.

Jaguar Animal Health, Inc., 201 Mission Street, Suite 2375, San Francisco, CA 94105

Jaguar ANIMAL HEALTH

Neonorm™

An Advanced New Product That Inhibits* Fluid Loss at the Cellular Level



Neonorm™ is an advanced non-drug product that operates at the cellular level to inhibit the flow of fluids into the intestines—the location where vital fluids leave the body during diarrhea or scours. It is not an electrolyte or a nutritional supplement.

A Rich History of Medicinal Use

The standardized botanical extract in Neonorm™ is sustainably derived from the Amazonian tree species, *Croton lechleri*, and has a rich history of medicinal use by indigenous peoples in the Northwestern Amazon rainforests of South America.





Viruses and bacteria stimulate a reaction in the gut lining cells.
This causes a salt imbalance, driving excess water into the intestines, resulting in diarrhea.
Neonorm normalizes water flow from the gut lining cells.

*Figure 1: Schematic of Neonorm inhibition of fluid loss

The Mechanism of Action is Well Documented

Neonorm acts as a chloride channel blocker, normalizing water flow into the intestines.

Acts Directly on Electrolyte Imbalances, the Root Cause of Secretory Diarrhea

A Natural, Plant-Based Product

Comprised of a standardized botanical extract derived from the *Croton lechleri* tree.

Get Right to the Heart of the Problem

Normalizes water flow into the intestines and can help reduce the severity of the diarrhea.



Neonorm Calf
Avoid Dehydration
60 ENTERIC COATED BOLUSES



Neonorm Foal

[1]Effect of crofelemer extract on severity and consistency of experimentally induced enterotoxigenic *Escherichia coli* diarrhea in newborn Holstein calves. Teixeira, A.G.V. et al. Journal of Dairy Science, Volume 98, Issue 11, 8035 – 8043.

Jaguar ANIMAL HEALTH

Neonorm™ Calf

Avoid Dehydration

The Problem:

Dehydration from scours, diarrhea, or other digestive problems poses a significant threat to the health and future productivity of newborn calves, and significantly increases the expenses and labor required to care for the animals. Current products cannot help calves retain fluids quickly enough to avoid severe dehydration—the ultimate goal in managing scours.

The Solution:

Neonorm Calf is a new product to help dairies and calf farms proactively retain fluid in calves—helping the animals avoid debilitating, dangerous levels of dehydration.

Clinically Proven

A study evaluating the effect of Neonorm Calf on diarrhea in newborn calves was published in *Journal of Dairy Science*, the official, peer-reviewed journal of the American Dairy Science Association, in 2015[1]. The study was conducted by researchers from Cornell University College of Veterinary Medicine (Cornell).

Coming Soon: Powder Formulation for Prophylactic, Herd-wide Management

A Cornell study evaluating the prophylactic use Neonorm for the prevention of naturally occurring diarrhea in newborn Holstein calves was published in *Journal of Dairy Science* in early 2017. **Jaguar plans to launch the prophylactic formulation of Neonorm™ Calf in 2017 in powder form for administration in liquid for use in herd-wide management.**


Neonorm Calf
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Neonorm™ Foal

A New Non-Drug Anti-Diarrheal

Tackles Foal Diarrhea At The Source

Neonorm Foal acts on the root cause of secretory diarrhea, electrolyte imbalance at the gut level. Neonorm Foal is not a symptomatic absorbent, electrolyte or antibiotic. It is a clinically tested, first-in-class product.

"Neonorm is an EXCELLENT product. I'm relying on it for foals with diarrhea, as do a number of my colleagues—with positive results."



Pedro De Pedro, DVM, MS, DACVIM-LAM
Ross University School of Veterinary Medicine

"I am pretty cautious about recommending any product but this one definitely gets five stars. I ordered Neonorm Foal just as our new filly was born. Sure enough, she came down with a bad case of foal diarrhea. Initially, I tried the usual vet recommendations and nothing seemed to work. Then, the Neonorm Foal product arrived in the mail. She started to get better after the first dose and now with the third dose the diarrhea is gone. I've never had a foal diarrhea product work this fast or this well. I will definitely keep this in supply for every foaling season."

~ John Kreider, Foal Owner


Neonorm Foal

Learn More:

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jaguaranimalhealth.com/neonorm

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Jaguar Animal Health, Inc., 201 Mission Street, Suite 2375, San Francisco, CA 94105

[1] Effect of crofelemer extract on severity and consistency of experimentally induced enterotoxigenic *Escherichia coli* diarrhea in newborn Holstein calves. Teixeira, A.G.V. et al. Journal of Dairy Science, Volume 98, Issue 11, 8035 – 8043.

Jaguar Animal Health